Exhibit 99.1

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

UNAUDITED

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2018	2017
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$14,999	$29,087
Short term deposits	18,111	-
Trade receivables, net of allowance for doubtful accounts of $65 and $15 as of June 30, 2018 and December 31, 2017, respectively	13,119	10,609
Deferred commissions costs	1,066	-
Prepaid expenses and other account receivables	1,577	1,074
Total current assets	48,872	40,770

LONG-TERM ASSETS:
Deferred commissions costs	4,675	-
Deferred taxes, net	5	1,209
Severance pay fund	4,438	4,378
Property and equipment, net	1,409	1,287
Intangible assets, net	960	1,431
Goodwill	30,929	30,929
Other assets	250	152
Total long-term assets	42,666	39,386

Total assets	$91,538	$80,156

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	June 30,	December 31,
	2018	2017
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$1,024	$666
Deferred revenues	13,984	11,066
Employees and payroll accruals	5,080	5,730
Accrued expenses and other current liabilities	1,851	3,066
Total current liabilities	21,939	20,528

LONG-TERM LIABILITIES:
Deferred revenues	2,647	2,163
Accrued severance pay	5,996	5,941
Other liabilities	418	321
Total long-term liabilities	9,061	8,425

SHAREHOLDERS' EQUITY:
Share capital – Ordinary shares of NIS 0.4 par value – Authorized: 32,500,000 shares at June 30, 2018 and December 31, 2017; Issued and outstanding: 21,090,695 shares at June 30, 2018 and 20,718,468 shares at December 31, 2017	2,403	2,361
Additional paid-in capital	177,398	174,693
Receivables on account of shares	(311)	-
Accumulated other comprehensive loss	(1,411)	(1,222)
Accumulated deficit	(117,541)	(124,629)
Total shareholders' equity	60,538	51,203

Total liabilities and shareholders' equity	$91,538	$80,156

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars and shares in thousands, except per share data

	Six months ended
	June 30,
	2018	2017
	Unaudited
Revenues:

Software licenses	$21,623	$13,164
Maintenance and services	16,424	14,180
Total revenues	38,047	27,344

Operating expenses:
Cost of software license	445	613
Cost of maintenance and services	4,961	3,912
Research and development	7,931	6,799
Selling and marketing	20,075	16,655
General and administrative	2,964	2,501
Total operating expenses	36,376	30,480

Operating income (loss)	1,671	(3,136)

Financial income (expenses), net	88	(58)

Income (loss) before income taxes	1,759	(3,194)

Taxes on income	(1,298)	(1,472)

Net income (loss)	$461	$(4,666)

Basic and diluted net income (loss) per share	$0.02	$(0.28)
Weighted average number of shares used in computing basic net income (loss) per share	20,859	16,951
Weighted average number of shares used in computing diluted net income (loss) per share	21,104	16,951

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited

Net income (loss)	$461	$(4,666)

Other comprehensive income (loss):

Cash flow hedges:

Changes in unrealized gains (losses)	(223)	311
Reclassification adjustments for losses (gains) included in net income (loss)	40	(205)

Net change	(183)	106

Foreign currency translation adjustment	(6)	(170)

Net change in accumulated comprehensive loss	(189)	(64)

Comprehensive income (loss)	$272	$(4,730)

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2018	2017
	Unaudited
Operating activities:
Net income (loss)	$461	$(4,666)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	266	239
Stock based compensation	1,990	1,650
Amortization of intangible assets	471	673
Accrued interest on short term deposits	(111)	-

Change in:
Accrued severance pay, net	(5)	318
Trade receivables	(274)	1,207
Other accounts receivable and prepaid expenses	(542)	(527)
Other long term assets	(25)	(1)
Trade payables	350	434
Deferred revenues	4,107	2,166
Employees and payroll accruals	(658)	(315)
Accrued expenses and other current liabilities	(1,273)	(181)
Deferred commissions costs	(1,253)	-
Liabilities presented at fair value	-	(219)
Change in deferred taxes, net	439	406
Net cash provided by operating activities	3,943	1,184

Investing activities:
Investment in bank deposits	(18,000)	-
Purchase of property and equipment	(390)	(320)
Net cash used in investing activities	(18,390)	(320)

Financing activities:
Proceeds from exercise of stock options	446	213
Payment of contingent consideration	-	(271)
Net cash provided by (used in) financing activities	446	(58)
Foreign currency translation adjustments on cash and cash equivalents	(87)	22

Increase (decrease) in cash and cash equivalents	(14,088)	828
Cash and cash equivalents at the beginning of the year	29,087	9,166

Cash and cash equivalents at the end of the period	$14,999	$9,994

Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	$2,074	$1,204
Supplemental disclosure of non- cash financing activities:
Receivables on account of shares	$311	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

Attunity Ltd. (the "Company" or "Attunity") develops, markets, sells and supports data integration and Big Data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations, and the cloud. In addition, the Company provides maintenance, consulting, and training for its products.

The Company has wholly-owned subsidiaries in the United States, United Kingdom, Hong-Kong and Israel. The Company's subsidiaries are engaged primarily in sales, marketing, customer service and consulting.

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial statements.

The balance sheet at December 31, 2017 has been derived from the audited consolidated financial statements of the Company at that date but does not include all the information and footnotes required by GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2017, included in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission ("SEC") on March 8, 2018 (the "Annual Report"). The significant accounting policies applied in the Company’s audited 2017 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited interim consolidated financial statements, except for changes associated with the new revenue recognition standard for the six months ended June 30, 2018, as described in Note 2(f). Results for the six months ended June 30, 2018 are not necessarily indicative of results that may be expected for the year ending December 31, 2018.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

b.	Estimates and assumptions:

Preparation of financial statements requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Examples of estimates include: determining the nature and timing of satisfaction of performance obligations; determining the standalone selling price of performance obligations; the fair value of and/or potential impairment of goodwill and intangible assets; the benefit period for deferred commissions costs; and performance stock-based compensation target achievement probability. Actual results and outcomes may differ from management’s estimates and assumptions.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (Cont.):

c.	Principles of consolidation:

The unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

d.
Certain amounts in notes of prior year financial statements have been updated to conform to the current year's presentation. The change had no effect on previously reported statements of income, balance sheets or cash flows.

e.	Fair value measurements:

The Financial Accounting Standards Board (“FASB") issued Accounting Standards Codification ("ASC") No. 820, "Fair Value Measurements and Disclosures" ("ASC 820"), which defines fair value and establishes a framework for measuring fair value. According to ASC 820, fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1:	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:
Inputs that are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be derived from observable market data. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs, including interest rate curves, foreign exchange rates and credit ratings.

Level 3:	Unobservable inputs that are supported by little or no market activities.

The Company measures foreign currency derivative contracts at fair value. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

There have been no transfers between fair value measurements levels during the six months ended June 30, 2018.

The carrying amounts of cash and cash equivalents, short-term deposits, trade receivables, trade payables, employees and payroll accruals, accrued expenses and other current liabilities approximate their fair values due to the short-term maturity of these instruments.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (Cont.):

f.	Revenue recognition

The Company generates revenues primarily from license fees for the right to use its software products and from maintenance and support, consulting and training services. The Company licenses its products primarily through its direct sales force, indirectly through original equipment manufacturers ("OEMs"), distributors, resellers and value-added resellers ("VARs"). Software license revenue includes fees from the grant of perpetual and term-based licenses.

The Company accounts for revenue in accordance with Accounting Standards Update ("ASU") No. 2014-09, “Revenue from Contracts with Customers” ("ASC 606"), and determines revenue recognition through the following steps:

•	identification of the contract with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, the Company satisfies a performance obligation.

The Company recognizes revenue related to contracts with customers that meet the following criteria:

•	the contract contains reasonable evidence of approval and both parties' commitment to perform their respective obligations;

•	the contract includes identifiable rights to goods and services to be transferred and payment terms related to the transfer of those goods and services;

•	the contract has commercial substance; and

•	collection of substantially all of the consideration to which the Company is entitled under the contract is probable.

The Company’s contracts with customers generally contain multiple performance obligations, which may include software licenses, related maintenance and support services, and consulting and training services, all of which are generally capable of being distinct and accounted for as separate performance obligations. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software licenses are typically estimated using the residual approach, since the software products are not sold on a standalone basis.

The Company generally recognizes revenue from software licenses when the software is delivered to the customer.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (Cont.):

Maintenance and support agreements typically provide customers with rights to unspecified software product updates, if and when available. The Company considers this post contract support as a distinct performance obligation that is satisfied over time, and as such, recognizes revenue on a straight-line basis over the maintenance and support period.

Revenue from consulting and training services is generally distinct and, as such, is recognized as these services are performed.

Contract acquisition costs

The Company capitalizes incremental costs incurred in obtaining contracts with customers if the amortization period is greater than one year. These costs consist primarily of sales commissions expenses.  For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. The capitalized costs are amortized proportionately with related revenues over the benefit period. Amortization expense is primarily included in sales and marketing expense in the consolidated statements of income.

Trade accounts receivable and contract balances

The Company collects payments from customers based upon contractual payment schedules. The Company classifies its right to consideration in exchange for deliverables as either a receivable or a contract asset. Receivables are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Contract assets are recorded when amounts related to the Company’s contractual right to consideration for completed performance objectives have not been invoiced. The Company presents the contract assets and receivables in trade receivable, net in its consolidated balance sheets. As of June 30, 2018, receivables and contract asset balances were $9,123 and $4,061, respectively.

Amounts collected in advance of services being provided are accounted for as contract liabilities, which are presented as deferred revenue in the consolidated balance sheets and are realized with the associated revenue recognized under the applicable contract. The Company's contract liabilities balance is primarily related to maintenance and support.

During the six months ended June 30, 2018, the Company recognized $8,517 that was included in the deferred revenues balance at January 1, 2018.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-   SIGNIFICANT ACCOUNTING POLICIES (Cont.):

Remaining performance obligations

The aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of June 30, 2018 is $9,012. This amount consists of maintenance and support for contracts that have original expected durations of more than 12 months. The Company expects to recognize such amount as follows:

	Second half of 2018	2019	2020	2021	2022	2023	Total
Maintenance and services	$1,668	$3,342	$2,148	$934	$505	$415	$9,012

g.	Impact of recently issued accounting standards not yet adopted:

1.
In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), "Leases", whereby lessees will be required to recognize, for all leases at the commencement date, a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.  In addition, disclosures will be required to enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The accounting standard update will be effective for the Company beginning in the first calendar quarter of 2019 on a modified retrospective basis. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

2.
In January 2017, the FASB issued ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04”), which eliminates step two from the goodwill impairment test. Under ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. This standard will be effective for the Company in the first calendar quarter of 2020 on a prospective basis, and early adoption is permitted. The Company does not expect the standard to have a material impact on its consolidated financial statements.

3.
In June 2018, the FASB issued ASU No. 2018-07, "Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting" ("ASU 2018-07"), which was issued to simplify several aspects of the accounting for non-employee share-based payment transactions resulting from expanding the scope of the standard to include share-based payment transactions for acquiring goods and services from non-employees. The standard update specifies that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company expects to adopt ASU 2018-07 in the third calendar quarter of 2018. The Company does not expect the standard to have a material impact on its consolidated financial statements.

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-   REVENUE

The Company adopted ASC 606 effective January 1, 2018 using the modified retrospective method, applied to those contracts which were not substantially completed as of January 1, 2018. Such method provides that the cumulative effect from prior periods upon applying the new guidance be recognized in the consolidated balance sheets as of January 1, 2018, including an adjustment to accumulated deficit. A summary of such cumulative effect adjustment is as follows:

Increase (decrease)
Trade receivables	$2,329
Deferred commission costs	4,526
Deferred taxes, net	(765)
Deferred revenue	(539)
Accumulated deficit	(6,629)

Changes in accounting policies as a result of adopting ASC 606

The impact of the Company's adoption of ASC 606 primarily relates to the timing of revenue recognition from its term-based license agreements. Prior to the adoption of ASC 606, the Company recognized revenue from these agreements ratably over the license term. Under ASC 606, revenue allocable to the license portion of the arrangement is recognized upon delivery of the license. In addition, under ASC 606 the Company capitalizes certain incremental costs of obtaining a contract, while prior to the adoption of ASC 606, the Company expensed all contract costs as incurred.

Financial statements impact of adopting ASC 606

The following table discloses the impact of the adoption of ASC 606 on the Company’s consolidated statements of income and balance sheets:

	Six months ended June 30, 2018
	Unaudited
	As reported	Under previous standard	Effect of change higher (lower)
Revenues:
Software licenses	$21,623	$15,405	$6,218
Maintenance and services	16,424	15,828	596
Total revenues	38,047	31,233	6,814

Operating expenses:
Cost of sales	5,406	5,467	(61)
Research and development	7,931	7,931	-
Selling and marketing	20,075	21,268	(1,193)
General and administrative	2,964	2,964	-
Total operating expenses	36,376	37,630	(1,254)

Operating income (loss)`	1,671	(6,397)	8,068

Financial income (expenses), net	88	88	-

Income (loss) before income taxes	1,759	(6,309)	8,068

Taxes on income	1,298	1,098	200

Net income (loss)	$461	$(7,407)	$7,868
Basic and diluted net income (loss) per share	$0.02	$(0.35)	$(0.37)

	June 30, 2018
	Unaudited
	As reported	Under previous standard	Effect of change higher (lower)
Assets:
Trade receivables, net	$13,119	$9,422	$3,697
Deferred commission cost	5,741	-	5,741
Other assets	250	175	75
Deferred taxes, net	5	969	(964)
Liabilities:
Deferred revenue	16,631	22,548	(5,917)
Shareholders’ Equity:
Accumulated deficit	117,541	132, 007	(14,466)

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	DERIVATIVES AND HEDGING ACTIVITIES

The Company accounts for derivatives and hedging based on ASC No. 815, "Derivatives and Hedging" ("ASC 815"). ASC 815 requires the Company to present all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship.

According to ASC 815, for derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings.  The change in fair value of derivatives not designated as effective hedging instruments is recognized in earnings.

The Company entered into forward and option contracts primarily in order to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses, lease, and other operating expenses denominated in New Israeli Shekels ("NIS"). Generally, the Company’s hedging contracts are designated as effective cash flow hedges, as defined by ASC 815. As of June 30, 2018, the fair value of the Company's outstanding hedging contracts that were designated as hedging instruments was recorded as a liability of $177, included in the consolidated balance sheet within "Accrued expenses and other current liabilities". As of December 31, 2017, the fair value of the Company's outstanding hedging contracts that were designated as hedging instruments was recorded as an asset of $27, included in the consolidated balance sheet within "Other accounts receivable and prepaid expenses". The Company measured the fair value of these hedging contracts in accordance with ASC 820, and they were classified as Level 2. Net loss from hedging transactions recognized in financial expenses, net during the first six months of 2018 and 2017 was $18 and $2, respectively.

As of June 30, 2018 and December 31, 2017, the notional principal amount of the hedging contracts held by the Company was $8,077 and $3,327, respectively.

As of June 30, 2018, the fair value of the Company's outstanding derivative designated as effective cash flow hedging instruments was recorded as a liability of $164 and was included in the consolidated balance sheet within "Accrued expenses and other current liabilities".

As of December 31, 2017, the fair value of the Company's outstanding derivative designated as effective cash flow hedging instruments was recorded as an asset of $23 and was included in the consolidated balance sheet within "Other accounts receivable and prepaid expenses".

As of June 30, 2018, the fair value of the Company's outstanding hedging contracts that were not designated as effective hedging instruments was recorded as a liability of $13 and was included in the consolidated balance sheet within "Accrued expenses and other current liabilities".

ATTUNITY LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	DERIVATIVES AND HEDGING ACTIVITIES (Cont.):

As of December 31, 2017, the fair value of the Company's outstanding hedging contracts that were not designated as effective hedging instruments was recorded as an asset of $4 and was included in the consolidated balance sheet within "Other accounts receivable and prepaid expenses".